UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 2)

CinCor Pharma, Inc.

(Name of Subject Company)

CinCor Pharma, Inc.

(Name of Person Filing Statement)

Common Stock, $0.00001 par value per share

(Title of Class of Securities)

17240Y109

(CUSIP Number of Class of Securities)

Marc de Garidel

Chief Executive Officer

CinCor Pharma, Inc.

230 Third Avenue

Waltham, MA 02451

(844) 531-1834

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person Filing Statement)

With copies to:

Rama Padmanabhan

Rowook Park

Divakar Gupta

Sarah Sellers

Cooley LLP

10265 Science Center Drive

San Diego, CA 92121

(858) 550-6000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 2 (this “Amendment No. 2”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 (as further amended or supplemented from time to time, the “Schedule 14D-9”) previously filed by CinCor Pharma, Inc., a Delaware corporation (the “Company” or “CinCor”), with the Securities and Exchange Commission on January 23, 2023, relating to the tender offer on Schedule TO filed with the Securities and Exchange Commission on January 23, 2023 by AstraZeneca PLC, a public limited company incorporated in England and Wales (“AstraZeneca”), AstraZeneca Finance and Holdings Inc., a Delaware corporation and direct wholly owned subsidiary of AstraZeneca (“Parent”), and Cinnamon Acquisition, Inc., a Delaware corporation and direct wholly owned subsidiary of Parent (“Purchaser”), pursuant to the terms and subject to the conditions of an Agreement and Plan of Merger, dated as of January 8, 2023 (the “Merger Agreement”), by and among the Company, Parent and Purchaser to acquire all of the outstanding shares of common stock of CinCor, $0.00001 par value per share (the “Shares”) in exchange for (i) $26.00 per Share in cash, plus (ii) one contingent value right per Share representing the right to receive a contingent payment of $10.00 in cash if a specified milestone is achieved, subject to and in accordance with the terms of the Contingent Value Rights Agreement in the form attached as Exhibit E to the Merger Agreement, in each case, without interest, subject to any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 23, 2023 and the related Letter of Transmittal, as each may be amended or supplemented from time to time. Any capitalized term used and not otherwise defined herein shall have the meaning ascribed to such term in the Schedule 14D-9.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to the items in this Amendment No. 2. This Amendment No. 2 is being filed to reflect certain updates as set forth below.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Item 3 “Past Contacts, Transactions, Negotiations and Agreements” of the Schedule 14D-9 is hereby amended and supplemented as follows:

1.    Section (a) Arrangements between CinCor and its Executive Officers, Directors and Affiliates is hereby amended and supplemented as follows:

(a) By deleting the paragraphs under the heading entitled “Annual Bonuses and Base Salary Increases” on page 9 and replacing them with the following paragraphs:

“Each of CinCor’s executive officers received a 2022 annual bonus equal to a percentage of such executive officer’s target bonus under the applicable bonus arrangements of CinCor in effect as of the date of the Merger Agreement. The following portions of 2022 annual bonuses were paid in 2022: $250,000 for Mr. de Garidel; $30,000 for Mr. Kalb; and $100,000 for each of Dr. Freeman and Dr. Pearce. The following remaining portions of 2022 annual bonuses were paid in February 2023: $55,000 to Mr. de Garidel; $55,000 to Mr. Kalb; and $25,000 to Dr. Freeman. CinCor may establish a 2023 annual bonus program in the ordinary course of business and consistent with past practice, including establishing performance metrics, relative weighting, and individual target bonus amounts at the same levels as the 2022 annual bonus.

CinCor has implemented annual base salary increases, by up to 7% individually as part of CinCor’s annual performance evaluation process. Effective January 1, 2023, Mr. de Garidel has received a 7% increase in base salary for a base salary of $609,900; Mr. Kalb has received a 7% increase in base salary for a base salary of $535,000; and each of Dr. Freeman and Dr. Pearce has received a 5% increase in base salary for a base salary of $367,500.”

(b) By deleting the paragraph under the heading entitled “Transaction Bonuses” on page 10 and replacing it with the following paragraph:

“CinCor has agreed to pay cash transaction bonuses to its employees, including executive officers, of $600,000 in the aggregate upon, and subject to, the consummation of the Transactions. Mr. de Garidel will receive a transaction bonus of $75,000; Mr. Kalb will receive a transaction bonus of $49,000; Dr. Freeman will receive a transaction bonus of $50,000; and Dr. Pearce will receive a transaction bonus of $30,000.”

(c) By deleting the paragraph under the heading entitled “Refresh Grants” on page 10 and replacing it with the following paragraph:

“On January 26, 2023, the compensation committee of the Board approved annual refresh equity compensation grants of 775,000 RSUs to its employees (the “Refresh Grants”), including the following Refresh Grants to CinCor’s executive officers: 200,000 RSUs to Mr. de Garidel; 177,000 RSUs to Mr. Kalb; 40,000 RSUs to Dr. Freeman; and 15,000 RSUs to Dr. Pearce. Upon consummation of the Merger, only 50% of the outstanding and unvested portion of the Refresh Grants will accelerate and become fully vested and the remaining unvested portion will be canceled without consideration.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CINCOR PHARMA, INC.

By:	/s/ Marc de Garidel
Name:	Marc de Garidel
Title:	Chief Executive Officer

Dated: February 13, 2023